UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Mitsubishi UFJ Financial Group Inc. Enters into a Strategic Capital Alliance with Morgan Stanley

- Aiming to Develop a Global Strategic Alliance -

Tokyo, September 29, 2008—Mitsubishi UFJ Financial Group, Inc., (President & CEO Nobuo Kuroyanagi, “MUFG”) and Morgan Stanley (Chairman and CEO John J. Mack) announced today that they have completed a final agreement to enter into a strategic capital alliance, subject to the approval of the relevant authorities. The agreement follows discussions between the two banks on developing a strategic cooperative relationship, and is based on their agreement of September 22, 2008. The details are as follows.

Purpose

MUFG and Morgan Stanley have entered into a capital alliance aiming to build a global strategic alliance primarily in the corporate and investment banking fields.

Morgan Stanley has a network of over 600 branches in 35 countries providing a range of services for corporations and individuals to governments and institutions. Morgan Stanley has businesses providing comprehensive financial services including investment banking, securities, investment management and wealth management services and is positioned as a global market leader in businesses ranging from securities underwriting and subscription, M&A and other advisory services, trading and other services to its investment banking business.

MUFG and Morgan Stanley, as strategic partners, have agreed to explore a global alliance strategy in corporate and investment banking, retail, investment management, and other businesses, and in order to maximize the effectiveness of the alliance are targeting a concrete strategy by June 30, 2009.

2. Details of the alliance

MUFG will acquire 21% of the voting rights of Morgan Stanley on a fully diluted basis for US$9 billion. The investment will take the following form: MUFG will acquire common stock valued at about US$3 billion (at US$25.25 per share), and perpetual preferred stock convertible to common stock (at a conversion price of US$31.25 per share) valued at about US$6 billion.

MUFG will have the right to maintain a 20% investment ratio in Morgan Stanley, and, as long as MUFG holds an investment ratio of 10% or more in Morgan Stanley, MUFG will have the right to appoint one director to its board.

Common stock	No. of shares acquired:	117,000,000 shares

	Acquisition price:	US$25.25 per share

	Total cost:	US$2,954.25 million

Convertible perpetual preferred stock (without voting rights)	No. of shares acquired:	Equivalent to 193,464,000 shares of common stock

	Acquisition price:	Conversion price US$31.25 per share

	Total cost:	US$6,045.75 million

	Dividend yield:	10%

Automatic conversion:

After one year, if the price of common stock of Morgan Stanley exceeds 150% of the conversion price for 20 or more out of 30 trading days, 50% of the preferred stock will be converted to common stock.

After two years, the remainder of the preferred stock will be converted to common stock under the same conditions.

3. Morgan Stanley Profile

(1) Company name:	Morgan Stanley

(2) Representative:	Chairman & CEO, John J. Mack

(3) Address:	1585 Broadway, New York, NY10036, U.S.A.

(4) Established:	1935

(5) Primary business:	Securities business

(6) Capital:	US $35,765 million (As of August 31, 2008)

(7) Total outstanding common stock:	1,109,155,431 shares (As of August 31, 2008)

(8) Fiscal year end	November

(9) Stock listing:	New York Stock Exchange

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Morgan Stanley	Media Relations	81-3-5424-5019/5020